EXHIBIT 2



                           [ futuremedia Letterhead ]


                                                              FUTUREMEDIA [LOGO]
                                                            making learning work



January 21st 2005                                       Futuremedia Plc
                                                        Nile House
                                                        Nile Street
                                                        Brighton
                                                        East Sussex
                                                        BN1 1HW

                                                        T 44 (0) 1273 829700
Dear ADR Holder,                                        F 44 (0) 1273 829702

The Board is pleased to advise that a General Meeting of Futuremedia Plc will be held at 9.00 am on March 17, 2005, at its offices at Nile House, Nile Street, Brighton East Sussex, England.

All ADR holders are invited, and if you wish to attend, either in person or by proxy, please advise before March 10, 2005, in order that sufficient places are available, and bring personal identification with you.

If you wish to record your vote at this meeting on any resolution, either in person or by proxy, please complete the enclosed proxy form and return it as instructed. Your vote will not be included without the proper completion and filing of this form, even if you attend on the day.

To minimise expense, it has been decided not to make a general issue of the Annual Report to all ADR holders again this year. The Report is available on our website (www.futuremedia.co.uk), or on request from the Company's registered office or from the Bank of New York at either of the following offices:

             Bank Of New York                      Bank Of New York
             ADR Division                          ADR Division
             101, Barclay Street 15E               1, Canada Square
             New York                              London
             New York 10286                        E14 5AL
             USA                                   England

The Annual Report is also being filed electronically with the United States Securities and Exchange Commission on Form 6-K and should be available on the SEC's website (www.sec.gov). Reference is also made to the Company's most recent annual report on Form 20-F that was filed electronically with the SEC on September 30, 2004.

Please note that a summary explanation regarding certain of the resolutions set out below is included in the Annual Report for your reference.

By order of the Board


/s/ P G Machin
------------------------
P G Machin
Secretary

                   NOTICE AND AGENDA OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Nile House, Nile Street, Brighton, BN1 1HW, England, on 17th March, 2005 at 9.00 am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the directors' remuneration report and the company's annual accounts, together with the directors' report and the auditors' report on those accounts and the auditable part of the remuneration report, for the year ended April 30th, 2004.

2.    To consider each of the following resolutions:


                              ORDINARY RESOLUTIONS

      (a)   To re-elect Mr. D Bailey as Director

      (b)   To re-elect Mr. L M Fertig as Director

      (c)   To re-elect Mr. M Johansson as Director

      (d)   To re-elect Mr. C Kleman as Director

      (e)   To re-elect Mr. J Vandamme as Director

3.    To re-appoint BDO Stoy Hayward LLP as the Auditors.

4.    To authorise the Directors to fix the remuneration of the Auditors.

5.    To transact any other ordinary business of the Company.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions, of which resolutions 7, 9 and 10 will be proposed as ordinary resolutions and resolutions 6 and 8 will be proposed as special resolutions.

6. THAT the authorised ordinary share capital of the company be increased from GBP 1,388,888.88 to GBP 2,777,777.78 by the creation of 125,000,000 ordinary shares of one and one-ninth pence each ranking pari passu in all respects with the existing ordinary shares of one and one-ninth pence each in the capital of the company and that Article 5(A) of the company's Articles of Association be amended accordingly.

7. THAT the directors be and they are generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the company to allot relevant securities (within the meaning of that section) up to the aggregate nominal amount of the authorised but unissued share capital of the company at the time of passing this resolution provided that this authority is for a period expiring five years from the date of this resolution but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired. This authority is in substitution for all substituting authorities, to the extent unused.

8. THAT subject to the passing of the previous resolution the directors be and they are empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) wholly for cash pursuant to the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire five years from the date of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuant of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

9. THAT the proposed variation of the Rules of the Company's Executive Share Option Scheme, whereby rule 5.1.2 is deleted and replaced with the words:
      "in the event of an Option Holder who is an employee leaving Employment for any reason the expiry of six months from the date of actual termination of the Option Holder's employment and in the event of an Option Holder who is a Director ceasing to be a Director for any reason, the expiry of six months from the date of actual termination of the Option Holder's directorship", be and it is hereby approved.

10. THAT the directors be and they are hereby authorised to take all such acts as they may consider necessary or desirable to procure the admission of securities of the Company to listing on an investment exchange in one or more EEA States.

                                                 By Order of the Board


                                                     P G Machin
                                                     Secretary

Registered Office:    Nile House, Nile Street, Brighton, East Sussex, England

Dated:   21st January 2005

(1) A member entitled to attend and vote at this Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) Members and proxies may be asked to produce evidence of their identity in order to be admitted to the Meeting.

Voting Procedures

         The votes of shareholders present in person or represented by proxy at the Annual General Meeting will be tabulated by the Company Secretary.

         A quorum, consisting of at least two persons present in person or by proxy, and holding or representing by proxy in aggregate not less than one third of the issued share capital of the Company on 21st January 2005 will be required for the transaction of the business on the agenda for the Annual General Meeting.

         The affirmative vote of the majority of the holders of shares present in person or by proxy and voting at the Annual General Meeting is required to approve the resolutions on the agenda for the Annual General Meeting.

         Except as provided below, the enclosed proxy, if executed and returned, will be voted as directed in the proxy.

         In the case of abstentions from voting of shares on any matter, the shares which are the subject of abstention ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative votes on the matter to be voted upon. Brokers may not vote shares held in street name on behalf of customers on a proposal without specific instructions from their customers.

         If a stockholder has not given any instructions on the proposals, then the votes attaching to such stockholder's shares are not counted for purposes of a quorum.

         If a stockholder has given instructions on some but not all of the proposals, then the votes attaching to the stockholder's shares are counted for the determination of a quorum for all purposes. On any given proposal, where no instructions are received from the customer, the votes attaching to such stockholder's shares ("broker non-votes") will not be counted as affirmative or negative votes on the matter to be voted upon.

                                ORDINARY BUSINESS

                                1. To receive and adopt the directors
                                   remuneration report and the company's annual accounts, together with the directors' report and the auditors' report on those accounts and the auditable part of the remuneration report, for the year ended April 30th, 2004.


                                2. To consider each of the following
                                   resolutions: Ordinary Resolutions

                                   a) To re-elect Mr. D. Bailey as Director
                                   b) To re-elect Mr. L M Fertig as Director
                                   c) To re-elect Mr. M Johansson as Director
                                   d) To re-elect Mr. C Kleman as Director
                                   e) To re-elect Mr. J Vandamme as Director

                                3. To re-appoint BDO Stoy Hayward LLP as the
                                   Auditors.

                                4. To authorize the Directors to fix the
                                   remuneration of the Auditors.

                                5. To transact any other ordinary business of
                                   the Company.


                                SPECIAL BUSINESS

                                To consider and, if thought fit, pass the following resolutions, of which resolution 7, 9 and 10 will be proposed as ordinary resolutions and resolutions 6 and 8 will be proposed as special resolutions.

                                6. THAT the authorized ordinary share capital of
                                   the company be increased from GBP
                                   1,388,888.88 to GBP 2,777,777.78 by the
                                   creation of 125,000,000 ordinary shares of one and one-ninth pence each ranking pari passu in all respects with the existing ordinary shares of one and one-ninth pence each in the capital of the company and that
                                   Article 5(a) of the Company's Articles of
                                   Association be amended accordingly.

                                7. THAT the directors be and they are generally
                                   and unconditionally authorized for the
                                   purposes of section 80 of the Companies Act
                                   1985 (the "Act") to exercise all the powers of the company to allot relevant securities (within the meaning of that section) up to the aggregate nominal amount of the authorized but unissued share capital of the company at the time of passing this resolution but the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may a lot relevant securities in pursuance of such offer or agreement notwithstanding that authority conferred by this resolution has expired. This authority is in substitution for all substituting authorities, to the extent unused.

                                8. THAT subject to the passing of the previous
                                   resolution the directors be and they are empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) wholly for cash pursuant to the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment provided that this power shall expire five years from the date of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuant of any such offer or agreement notwithstanding that the power conferred by this resolution has expired. 9. THAT the proposed variation of the Rules of the Company's Executive Share Option Scheme, whereby rule 5.1.2 is deleted and replaced with the words: "in the event of an Option Holder who is an employee leaving Employment for any reason the expiry of six months from the date of actual termination of the Option Holder's employment and in the event of an Option Holder who is a Director ceasing to be a Director for any reason, the expiry of six months from the date of actual termination of the Option Holder's directorship", be and it is hereby approved.

                               10. THAT the directors be an they are hereby
                                   authorized to take all such acts as they may consider necessary or desirable to procure the admission of securities of the Company to listing on a investment exchange in one or more EEA States.

                            DETACH PROXY CARD HERE

                Mark, Sign, Date           |X|
                and Return the             Votes must be
                Proxy Card                 indicated (x) in
                Promptly Using             Black or Blue ink
                the Enclosed
                Envelope.

                 FOR   AGAINST         FOR   AGAINST             FOR     AGAINST

                                                       SPECIAL BUSINESS

1.               |_|     |_|    2(e)   |_|     |_|     6.        |_|        |_|

ORDINARY RESOLUTIONS

2(a)             |_|     |_|    3.     |_|     |_|     7.        |_|        |_|

2(b)             |_|     |_|    4.     |_|     |_|     8.        |_|        |_|

2(c)             |_|     |_|    5.     |_|     |_|     9.        |_|        |_|

2(d)             |_|     [_]                          10.        |_|        |_|

                                                            To change
                                                            your
                                                            address,
                                                            please
                                                            mark this box

                                ------------------------------------------------

                                                   SCAN LINE

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The Voting Instruction must
be signed by the person in
whose name the relevant
Receipt is registered on the
books of the Depositary. In
the case of a Corporation,
the Voting Instruction must
be executed by a duly
authorized Officer or
Attorney.
              ------------------------------------------  ----------------------
              Date Share       Owner sign here             Co-Owner sign here

                                 Futuremedia PLC

               INSTRUCTIONS TO THE BANK OF NEW YORK, AS DEPOSITARY
              (MUST BE RECEIVED PRIOR TO 5:00 PM ON MARCH 10, 2005)

                  The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on February 8, 2005 at the General Meeting of Futuremedia PLC to be held on March 17, 2005, in respect of the resolutions specified on the reverse hereof.

         NOTES:

         INSTRUCTIONS AS TO VOTING ON THE SPECIFIED RESOLUTIONS SHOULD BE INDICATED BY AN "X" IN THE APPROPRIATE BOX. THE DEPOSITARY SHALL NOT VOTE THE AMOUNT OF SHARES UNDERLYING AN ADS EXCEPT IN ACCORDANCE WITH INSTRUCTIONS FROM THE HOLDER OF SUCH ADS.

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                                            FUTUREMEDIA PLC
                                            P.O. BOX 11085
                                            NEW YORK, N.Y. 10203-0085
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         To include any comments,    |_|
         please mark this box.
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         Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.